Exhibit 12.4

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership

Dear Unit Holder:

This amends and supplements the Tender Offer dated September 19, 2005 by Anise, LLC, a Missouri limited liability company, relating to the Offer To Purchase up to 8,500 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”) at a cash purchase price of $101 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

The Expiration Date for the Offer has been extended to 5:00pm, Kansas City time, on Friday, November 4, 2005. The Offer was previously scheduled to expire at 5:00pm, Kansas City time, on Monday, October 17, 2005.

Please consider the following points:

•

AVOID LITIGATION ADN RESULTING LEGAL FEES THAT DECREASE VALUE.  The Partnership is involved in several lawsuits related to the General Partner's interpretation and application of the Partnership’s obligations to provide books and records to Limited Partners and its ability to sell additional Local Limited Partnership interests. As a result, our Partnership is incurring large legal bills that reduce the value of your Units.

•

AVOID CURRENT TAXABLE INCOME THAT COMES WITH NO CASH.  The Partnership’s last 10K discloses agreements to dispose of interest in ten local partnerships without generating any “material cash”. In fact, the Partnership disclosed it paid $2,500 to sell Orocovix IV which generated taxable income of $252,000. Limited partners could be faced with tax liabilities as a result with no resulting cash distribution.

•	TAX CREDITS HAVE EXPIRED. The Partnership has indicated that only an immaterial amount of tax credits remain.
•

THE OFFER TO PURCHASE IS OVER 50% HIGHER THAN THE LAST HIGHEST TRADE OF UNITS ANISE IS AWARE OF.  According to Direct Investments Spectrum, during the most recently reported trading period from April 1, 2005 through May 31, 2005, trades have ranged from $42 per Unit to $66 per Unit. This offer is over 50% higher than the highest reported trade. The Offer also allows Unit Holders to dispose of their Units without incurring the sales commissions (that may be up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•

ACCELERATED LOSS/NO CREDIT RECAPTURE.  The cash purchase price plus the estimated value of the current year tax loss totals $425[1]. Unit Holders who sell will receive an accelerated tax year benefit. Sale of all your Units will not result in the loss of tax credits previously taken.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal enclosed (yellow form) promptly in the envelope provided.

For answers to any questions you might have regarding our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 877-0892.

Very truly yours,

Anise, L.L.C.

_________________________

1Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor and/or attorney as an individual tax rates and circumstances will vary.